Mail Stop 4561

October 16, 2008

VIA MAIL and FAX (011) (852) 2890-9484

Ms. Darrie Lam
Chief Financial Officer
Physical Property Holdings Inc.
23/F AIA Tower,
No. 183 Electric Road, North Point
Hong Kong

      **Re:**    **Physical Property Holdings Inc.**
              **Form 10-K for the year ended December 31, 2007**
              **Filed on April 14, 2008**
              **File No. 000-26573**

Dear Ms. Darrie Lam:

We have reviewed your response letter filed September 12, 2008 and have the following additional comment. Where indicated, we think you should revise your future documents in response to this comment. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Consolidated Statement of Cash Flows, page 18

1.      We read your response to comment one. In the event that these transactions were general loans, confirm in future filings that they will be included in financing activities and labeled as related party transactions. Refer to SFAS 95.

\* \* \* \*

Darrie Lam
Physical Property Holdings Inc.
October 16, 2008
Page 2

     As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

     You may contact Jaime John, at (202) 551-3446 or me, at (202) 551-3413 if you have questions.


                                   Sincerely,


                                   Cicely LaMothe
                                   Branch Chief